June 3, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (250) 991-9316

Daniel B. O`Brien
President and Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia
V8T 5G4, Canada


Re: 	Flexible Solutions International, Inc.
	Registration Statement on Form S-3
Filed May 9, 2005
	File No. 333-124751
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Form 10-QSB for Fiscal Quarter Ended March 31, 2005
	File No. 1-31540


Dear Mr. O`Brien:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-3 filed May 9, 2005
General

1. Given the purchase price of the Donlar Corporation acquisition was
$6.15 million, which represents approximately 96% of your total assets at December 31, 2003, please provide the financial statements for the business acquired pursuant to Item 310(c) of Regulation S-B and corresponding pro forma financial information required pursuant to Item 310(d) of Regulation S-B. Refer to Item 11(b)(i) of the Form
S-3. In addition, it is not clear why these audited financial statements and pro forma financial information were not previously provided in a Form 8-K. Please file a Form 8-K with the required information. Otherwise, please provide us with your significance tests demonstrating that these financial statements are not required.

2. If you cannot provide us with your significance tests demonstrating that it was unnecessary for you to file an amended Form
8-K containing Donlar Corporation`s audited financial statements within 60 days of the date the initial Form 8-K was filed, as required by Form 8-K rules effective at that time, you will need to amend this Form S-3 to a form on which you are eligible to register.
See paragraph I.A.3 of Form S-3. We may have further comments upon review of your response.

Cover

3. It appears that the warrants were immediately exercisable when issued. It is the Division`s position that, for the purposes of
Section 5, the offer of convertible securities is also an ongoing offering of the underlying security if the securities are convertible at any time within one year. As a result, the holders of the warrants cannot receive shares registered in this offering. However, you may register the resale of the underlying common stock. Please revise the prospectus as necessary.

Incorporation of Certain Documents by Reference, page I-1

4. Please include your Form 10-QSB filed on May 13, 2005.

Prospectus Summary, page I-4

5. The summary is much too detailed and includes information about Flexible Solutions and its business best included elsewhere in the prospectus. Please revise so that the summary highlights in a brief overview the key aspects or features of Flexible Solutions and the offering. See Item 503(a) of Regulation S-B. To the extent you retain disclosure in this section, be sure that you balance it by summarizing significant attendant risks.
The Offering, page I-12

6. Please state the consideration you received for the shares and the warrants in the April 13, 2005 transaction. In addition, specify whether the warrants were immediately exercisable.

Risk Factors, page I-14

7. Some of your risk factor headings merely state a fact or describe an event that may occur in the future or are too vague to adequately describe the risk that follows. For example, "We are dependent upon certain customers." Please revise your risk factor headings to succinctly state the risk that flows from the fact or uncertainty.

8. We note disclosure of on-going operating losses and negative cash flow on page I-14 and that it is likely you will need to obtain additional funds on page I-18. Please specify the period of time for which you can satisfy your cash requirements without obtaining additional financing.

We have a limited operating history upon which to evaluate our potential for future success, page I-14

9. Please specify the risks and uncertainties frequently encountered by middle stage companies.

Selling Shareholders, page I-20

10. Please tell us whether any of the entities listed in the selling shareholders table are broker-dealers or affiliates of a broker-dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter and you must amend the filing to a form for which you are eligible to do a primary offering.
If a selling shareholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make those representations in the prospectus, state that the seller is an underwriter and amend to a form for which you are eligible to do a primary offering.

Undertakings, page II-3

11. Please revise paragraph (a)(2) of this section to state its applicability to the Securities Act of 1933, rather than the Securities Exchange Act of 1934. See Regulation S-B, Item
512(a)(2).
Exhibits

12. Please include the stock purchase agreement and warrant agreement as exhibits to the registration statement.

Legality Opinion, Exhibit 5.1

13. Please revise the legality opinion to state that you are registering the resale of up to 1,800,000 shares.

14. The legality opinion must opine on the corporate laws of the state of incorporation. Revise to clarify that counsel is opining on all applicable statutory provisions of Nevada law, including the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations.



Form 10-KSB for the Year Ended December, 31, 2004
Comment applicable to overall filing

15. Please file an amendment to your Form 10-KSB which addresses all of the comments below.

Cover Page, page 1

16. Please include the commission file number (1-31540) on the cover of your Form 10-KSB.

Legal Proceedings, page 10

17. Please disclose the relief sought in each proceeding.

Equity Compensation Plan Information, page 11

18. Please describe the material features of the equity compensation plans that were not approved by shareholders.

Management`s Discussion and Analysis
Results of Operations, page 13

19. Please discuss in greater detail the business reasons for the changes between periods in the sales and gross profit margin of each of your segments discussed in Note 13 of your financial statements.
In doing so, please disclose the amount of each significant change in these line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Also quantify the impact of the business reasons you discuss throughout MD&A for other line items. See Item 303 of Regulation S-B and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 15

20. Given that you state that you have sufficient capital to support
your business and operations for only at least the next 3 months
and
that you had negative cash flows from operations for each of the two
years ended December 31, 2004, a working capital deficiency at December 31, 2004, and net loss for the year ended December 31, 2004, we would expect to see a detailed discussion of the expected sources
and uses of cash for at least the following 12 month period based on
the requirements of Item 303 of Regulation S-B and SEC Release 33-
8350.   Otherwise, we would expect to see a going concern opinion.
Please advise. Please also discuss the types of financing that are, or are reasonably likely to be, available and address the potential consequences of not obtaining additional funding.

Report of Independent Registered Public Accounting Firm, page 17

21. Given the reference to another firm of chartered accountants in the report of Cinnamon Jang Willoughby & Company, please include the report of this other firm dated March 12, 2003.

Financial Statements

22. Please display comprehensive income and its components in a financial statement, which should have the same prominence as other financial statements. Paragraph 22 of SFAS 130 requires that net income be a component of comprehensive income in such a financial statement. See Appendix B of SFAS 130 for examples.

Consolidated Statements of Operations for the Three Months Ended
December 31, 2004 and 2003, page 20

23. Given that the report of Cinnamon Jang Willoughby & Company does not refer to these financial statements, it does not appear that these financial statements are audited. Please clearly mark these statements as "Unaudited," or remove the statements of operations for the three months ended December 31, 2004 and 2003.



Consolidated Statements of Cash Flows, page 21

24. Given that Note 1 indicates that you acquired the Donlar
Corporation for cash and debt, please separately present cash used for business acquisitions on your statements of cash flows.

Notes to the Consolidated Financial Statements
Note 1. Basis of Presentation, page 23

25. Please provide all of the disclosures required by paragraphs
51,
52, 54, and 55 of SFAS 141 for the acquisition of Donlar
Corporation.
Given that you state on page 3 that $1.7 million of intellectual property was acquired and Note 1 shows that the only assets acquired were current assets and property and equipment, it is not clear how the $1.7 million is reflected in your purchase price allocation. Please clarify your disclosure and also disclose how you arrived at the amount that is allocated to intellectual property. Please also disclose how you determined it was appropriate to allocate the $.3 million of acquisition costs to property and equipment.

Note 2. Significant Accounting Policies

26. Please disclose the types of expenses that you include in the cost of sales line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and
* In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as operating expenses.

f) Revenue Recognition, page 25

27. Your discussion under the heading "Allowances for Product Returns" on page 13 states that certain customers have the right to return product which they are unable to sell. Expand your revenue recognition policy to disclose how you recognize revenue in these arrangements as well as how this revenue recognition policy complies with SAB Topic 13:A.


h) Stock Based Compensation, page 25

28. You state that you use the fair value based method to account for stock based compensation. Note 11 indicates that you use the intrinsic value method to account for stock based compensation given to employees. Please clarify your disclosure to state which method is used.

m) Recent Accounting Pronouncements, page 26

29. Please update your recent accounting pronouncements to reflect those pronouncements that have been issued but not yet adopted as required by SAB Topic 11:M.

Note 7. Investments, page 28

30. Please disclose how you accounted for the transaction with
Tatko
Inc.  Your explanation should refer to the accounting literature used
to determine the appropriate accounting.  Your disclosures on page
28
and 34 indicate that you gave Tatko Inc. 100,000 shares of your common stock in exchange for an option to purchase a 20% interest in
Tatko Inc. and services. Please also explain how you are accounting for the option subsequent to the acquisition including what steps you have taken to ensure that the carrying value of your option is realizable.

Note 10. Net Income (Loss) Per Share, page 30

31. For each period presented, please disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period. Refer to paragraph 40(c) of
SFAS 128.

Note 11. Stock Options, page 31

32. During the year ended December 31, 2003, you cancelled
2,000,000
stock options to consultants pursuant to the terms of the contract, resulting in a recovery of consulting expense of $2,480,000. Please tell us more about the accounting of these stock options. Specifically, address the following:
* Tell us how you accounted for the original issuance of the 2,000,000 stock options including the accounting literature used and the period in which the expense was recorded. Tell us how you determined this was the appropriate period to record this expense; and
* Tell us the specific terms of the contract that led to the cancellation of these stock options. Tell us how you accounted for the cancellation including the specific accounting literature used.

Note 13. Segmented, Significant Customer Information and Economic
Dependency, page 33

33. You state that you operate in two segments. Please provide the disclosures required by paragraphs 25 through 32 of SFAS 131 for each of your reportable segments. If you have aggregated your two operating segments into one reportable segment, please tell us how you determined you met each of the aggregation criteria discussed in paragraph 17 of SFAS 131, including similar economic characteristics.

34. Please provide the enterprise-wide disclosures required by paragraphs 37 through 39 of SFAS 131. These disclosures should include the amount of revenues reported from external customers in your country of domicile and other geographic regions similar to how you have provided disclosures for long-lived assets.

Note 14.  Commitments, page 33

35. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note 15.  Contingencies, page 34

36. For each matter, provide the disclosures required by paragraph
9
and 10 of SFAS 5. These disclosures should include whether any amounts have been accrued.

Item 8A.  Controls and Procedures, page 35

37. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please refer to the appropriate locations for the definitions.

38. Please disclose any changes in your internal controls over financial reporting during the quarter ended December 31, 2004 that materially affected, or are reasonably likely to materially affect your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-B.
Form 10-QSB for the Period Ended March 31, 2005
Comment applicable to overall filing

39. Please address the comments above in your interim filings as well.

Subsequent Events, page 2

40. We note the statement that the total number of shares subscribed for was limited to 900,000 shares. Please disclose that this figure does not include the warrants that were also issued as part of the private placement.

Exhibits 31.1 and 31.2

41. Please file an amendment to your 10-QSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation
S-B. See SEC Release 33-8238, which became effective August 14, 2003. In doing so, please refile the Form 10-QSB in its entirety. When you amend your Form 10-Q, please also revise your disclosures in
Item 14 to state your conclusions as regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as well whether there have been any changes in your internal controls over financial reporting during the last fiscal quarter. Refer to Item 307 and Item 308(c) of Regulation S-B.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      You may contact Marie Trimeloni, Staff Accountant, at (202) 551-3734 or Nudrat Salik, Senior Staff Accountant, at (202) 551-3692
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-
3742
with any other questions.  Alternatively, you may contact me at
(202)
551-3760.


Sincerely,



Pamela A. Long
Assistant Director



cc:	Andrew B. Serwin, Esq. (via facsimile 619/234-3510)
      Foley & Lardner LLP
      402 W. Broadway, Suite 2300
      San Diego, California 92101-3542

Paul A. Stewart, Esq. (via facsimile 415/434-4507)
      Foley & Lardner LLP
      One Maritime Plaza, Sixth Floor
      San Francisco, California 94111-3409
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Daniel B. O'Brien
Flexible Solutions International, Inc.
June 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

           DIVISION OF
CORPORATION FINANCE